Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000 Fax +44 (0)20 7659 6001

RECEIVED
2006 OCT 31 P 3:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 October 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Brambles

06017989

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Jane Powney

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

Jane Powney
Company Secretary's Department

Encs.

dlw 11/1

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

....

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

Not disclosed

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

19 October 2006

....

11. Date company informed

23 October 2006

....

12. Total holding following this notification

26,200,470

....

13. Total percentage holding of issued class following this notification

3.90%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

24 October 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

ABN AMRO BANK NV London Branch

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

ABN AMRO BANK NV London Branch

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

....

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

Not disclosed

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

23 October 2006

....

11. Date company informed

24 October 2006

....

12. Total holding following this notification

19,479,604

....

13. Total percentage holding of issued class following this notification

Holding under 3%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

24 October 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Deutsche Bank AG, and its subsidiary companies

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 5 pence each

10. Date of transaction

Not disclosed

....

11. Date company informed

23 October 2006

....

12. Total holding following this notification

58,093,737

....

13. Total percentage holding of issued class following this notification

8.65%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

24 October 2006

....

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

National Australia Bank Limited Group has advised the Australian Stock Exchange that its shareholding in BIL has decreased from 6.72% (65,029,135 shares) to 5.44% (52,979,075 shares) with effect from 13 October 2006.

18 October 2006

Contact: Laura Jackson, Assistant Secretary
Tel: +44 (020) 7659 6030

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

Merrill Lynch & Co. Inc has advised the Australian Stock Exchange that it has increased its shareholding in BIL from 7.23% (72,243,661 shares) to 8.94% (86,612,796 shares) with effect from 9 October 2006.

17 October 2006

Contact: Laura Jackson, Assistant Secretary
Tel: +44 (020) 7659 6030

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

JP Morgan Securities Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

JP Morgan Securities Limited

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not Disclosed

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not disclosed

11) Date company informed

17 October 2006

12) Total holding following this notification

Not Disclosed

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when

calculating percentage)

Holding under 3%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson - 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification: 17 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Goldman Sachs Group, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The Goldman Sachs Group, Inc.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not Advised

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

10 October 2006

11) Date company informed

12 October 2006

12) Total holding following this notification

Not Advised

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

Holding under 3%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

Date of notification: 16 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

UBS AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

10 October 2006

11) Date company informed

13 October 2006

12) Total holding following this notification

47,212,296

13) Total percentage holding of issued class following this notification (any treasury shares

held by company should not be taken into account when calculating percentage)

7.03%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

Date of notification: 16 October 2006

Details of Registered Holders

UBS Global Asset Management (Life) Ltd	1,154,915
UBS AG London Branch	45,017,381
UBS Securities Australia Ltd	1,040,000
Total	47,212,296

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

2. Name of shareholder having a major interest

ABN AMRO BANK N.V. London Branch

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

ABN AMRO BANK N.V. London Branch

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

5 October 2006

11. Date company informed

6 October 2006

12. Total holding following this notification

33,085,827

13. Total percentage holding of issued class following this notification

4.93%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Laura Jackson +44 (0) 207 659 6030

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson, Assistant Company Secretary

Date of notification

6 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG, and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Deutsche Bank AG, and its subsidiary companies

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

4 October 2006

12) Total holding following this notification

64,532,262

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

9.61%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

Date of notification: 5 October 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

2. Name of shareholder having a major interest

ABN AMRO BANK N.V. London Branch

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

ABN AMRO BANK N.V. London Branch

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

4 October 2006

11. Date company informed

5 October 2006

12. Total holding following this notification

33,664,641

13. Total percentage holding of issued class following this notification

5.01%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Laura Jackson +44 (0) 207 659 6030

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson, Assistant Company Secretary

Date of notification

5 October 2006

RECEIVED
2006 OCT 31 P 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 October 2006

Brambles Industries plc

Annual Information Update for the 12 months up to and including 3 October 2006

Brambles Industries plc ("the Company") announces that, in accordance with the requirements of Prospectus Rule 5.2, the information set out in this Annual Information Update ("Update") has been published or made available to the public over the previous twelve months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets. The information referred to in this Update has been given in summary form only. Full copies of all documents can be obtained from the locations specified below.

Appendices 1 and 2 to this Update contain the following information:

Appendix 1	Announcements made via a Regulatory Information Service. Copies of these announcements may be viewed and downloaded from the London Stock Exchange website at http://www.londonstockexchange.com/marketnews or from the Company's website at www.brambles.com
Appendix 2	Documents filed at Companies House. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ or, if you are a registered user, they may be viewed and downloaded using Companies House Direct at www.direct.companieshouse.gov.uk

The information referred to in this Update was up to date at the time the information was published but some information may now be out of date.

Australian Stock Exchange ("ASX")

Brambles operates under a dual- listed companies structure. Brambles Industries plc is listed on the London Stock Exchange and Brambles Industries Limited is listed on the ASX. Regulatory filings have also been made to the ASX and full details of these can be found on the ASX website at www.asx.com.au

Securities and Exchange Commission ("SEC")

The Company filed hard copies of its London Stock Exchange announcements with the SEC pursuant to Rule 12g3 – 2b of the Securities Exchange Act 1934. These bulk filings were made on 15 September 2006, 15 March 2006, 7, 10 and 24 February 2006, 3 and 9 January 2006, 6, 7,12,14,15, 16, 19 and 21 December 2005 and 17 November 2005.

Copies of these documents can be obtained from the Company Secretary, Brambles Industries plc, Cassini House, 57-59 St James's Street, London, SW1A 1LD.

Documents Sent to Shareholders

The following documents were posted to shareholders:

Date of Posting	Brief Description of Document
20 September 2006	2006 Annual Report
20 September 2006	2006 Notice of AGM containing the Chairman's letter to shareholders
20 September 2006	Form of Proxy in relation to the 2006 AGM
21 November 2005	Copies of Resolutions passed at the Company's 2005 AGM
21 November 2005	Revised Memorandum and Articles of the Company

Copies of the above-mentioned documents were also submitted to the UKLA Document Viewing Facility on, or around, the dates shown and can be obtained from the UKLA Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. In addition, information in respect of a Special Share Dealing Service of Brambles Industries plc was posted to certain shareholders on 4 August 2006, copies of which can be obtained from the Company Secretary, Brambles Industries plc, Cassini House, 57-59 St James's Street, London, SW1A 1LD.

UK Listing Authority ("UKLA")

On 13 September 2006 the Company filed an Information Memorandum and a Secondary Listing Information Memorandum with the UKLA. Copies of these documents can be obtained from the UKLA Document Viewing Facility at the address given above. The Information Memorandum is also available on the Company's website at www.brambles.com

Kerry Porritt, FCIS
Deputy Company Secretary
Tel. 020 7659 6000

APPENDIX 1

Regulatory Information Service

Date of Announcement	Headline of Announcement at London Stock Exchange
02 October 2006	Holding(s) in Company
02 October 2006	Director/PDMR Shareholding
02 October 2006	Director/PDMR Shareholding
29 September 2006	Holding(s) in Company
28 September 2006	Completion - Cleanaway UK
27 September 2006	Changes to Board Committees
26 September 2006	Holding(s) in Company
26 September 2006	Analyst Presentation
21 September 2006	Holdings in Company
19 September 2006	Holdings in Company
19 September 2006	Holdings in Company
18 September 2006	Holdings in Company
15 September 2006	Holding(s) in Company
15 September 2006	Annual Report and Accounts
14 September 2006	Director/PDMR Shareholding
14 September 2004	Holding(s) in Company
13 September 2006	Court Approval of Schemes
08 September 2006	Holding(s) in Company
07 September 2006	Director/PDMR Shareholding
07 September 2006	Director/PDMR Shareholding
06 September 2006	Holding(s) in Company
06 September 2006	Director/PDMR Shareholding
01 September 2006	Holding(s) in Company
30 August 2006	Holding(s) in Company
30 August 2006	Director/PDMR Shareholding
29 August 2006	Holding(s) in Company
29 August 2006	Holding(s) in Company
25 August 2006	Director/PDMR Shareholding
23 August 2006	Holding(s) in Company
23 August 2006	Final Results
16 August 2006	Holding(s) in Company
09 August 2006	Holding(s) in Company
28 July 2006	Holding(s) in Company
27 July 2006	Holding(s) in Company
27 July 2006	Holding(s) in Company
14 July 2006	Holding(s) in Company
13 July 2006	Holding(s) in Company
11 July 2006	Holding(s) in Company
11 July 2006	Holding(s) in Company
05 July 2006	Disposal - Completion
05 July 2006	Holding(s) in Company
30 June 2006	Disposal - Cleanaway UK
29 June 2006	Trading Statement

APPENDIX 1 (continued)

Date of Announcement	Headline of Announcement at London Stock Exchange
23 June 2006	Holding(s) in Company
21 June 2006	Transaction in Own Shares/BIP
21 June 2006	Transaction in Own Shares/BIL
20 June 2006	Transaction in Own Shares/BIP
19 June 2006	Director/PDMR Shareholding
19 June 2006	Disposal
19 June 2006	Director/PDMR Shareholding
16 June 2006	Holding(s) in Company
16 June 2006	Transaction in Own Shares/BIL
16 June 2006	Transaction in Own Shares/BIP
15 June 2006	Holding(s) in Company
15 June 2006	Transaction in Own Shares/BIP
14 June 2006	Transaction in Own Shares/BIP
13 June 2006	Director/PDMR Shareholding
13 June 2006	Director/PDMR Shareholding
13 June 2006	Director/PDMR Shareholding
13 June 2006	Transaction in Own Shares/BIP
09 June 2006	Transaction in Own Shares/BIP
09 June 2006	Transaction in Own Shares/BIL
08 June 2006	Transaction in Own Shares/BIP
08 June 2006	Transaction in Own Shares/BIL
07 June 2006	Transaction in Own Shares/BIP
07 June 2006	Holding(s) in Company
07 June 2006	Transaction in Own Shares/BIL
06 June 2006	Transaction in Own Shares/BIP
06 June 2006	Transaction in Own Shares/BIL
05 June 2006	Transaction in Own Shares/BIP
05 June 2006	Transaction in Own Shares/BIL
02 June 2006	Transaction in Own Shares/BIP
02 June 2006	Transaction in Own Shares/BIL
02 June 2006	Transaction in Own Shares/BIP
01 June 2006	Directorate Change
01 June 2006	Transaction in Own Shares/BIL
01 June 2006	Transaction in Own Shares/BIP
31 May 2006	Transaction in Own Shares
31 May 2006	Transaction in Own Shares
30 May 2006	Director/PDMR Shareholding
26 May 2006	Transaction in Own Shares
26 May 2006	Transaction in Own Shares
25 May 2006	Transaction in Own Shares
25 May 2006	Holding(s) in Company
24 May 2006	Transaction in Own Shares
24 May 2006	Management Changes
23 May 2006	Transaction in Own Shares
22 May 2006	Transaction in Own Shares

APPENDIX 1 (continued)

Date of Announcement	Headline of Announcement at London Stock Exchange
19 May 2006	Transaction in Own Shares
19 May 2006	Holding(s) in Company
19 May 2006	Holding(s) in Company
19 May 2006	Disposal
18 May 2006	Transaction in Own Shares
17 May 2006	Transaction in Own Shares
16 May 2006	Holding(s) in Company
16 May 2006	Transaction in Own Shares
15 May 2006	Transaction in Own Shares
12 May 2006	Transaction in Own Shares
11 May 2006	Transaction in Own Shares
10 May 2006	Transaction in Own Shares
10 May 2006	Disposal
09 May 2006	Transaction in Own Shares
08 May 2006	Transaction in Own Shares
08 May 2006	Holding(s) in Company
05 May 2006	Transaction in Own Shares
04 May 2006	Transaction in Own Shares
03 May 2006	Transaction in Own Shares
28 April 2006	Transaction in Own Shares
27 April 2006	Transaction in Own Shares
27 Apr 2006	Holding(s) in Company
27 April 2006	Holding(s) in Company
26 April 2006	Transaction in Own Shares
26April 2006	Disposal - Completion
26 April 2006	Holding(s) in Company
25 April 2006	Transaction in Own Shares
24 April 2006	Transaction in Own Shares
24 April 2006	Holding(s) in Company
24 April 2006	Disposal - Completion of Sale
21 Apr 2006	Transaction in Own Shares
20 April 2006	Transaction in Own Shares
19 April 2006	Transaction in Own Shares
18 April 2006	Transaction in Own Shares
18 April 2006	Holding(s) in Company
13 April 2006	Transaction in Own Shares
13 April 2006	Blocklisting Interim Review
12 April 2006	Disposal - Completion of Sale
11 April 2006	Transaction in Own Shares
10 April 2006	Transaction in Own Shares
10 April 2006	Holding(s) in Company
06 April 2006	Disposal
06 April 2006	Transaction in Own Shares
05 April 2006	Holding(s) in Company
05 April 2006	Holding(s) in Company
05 April 2006	Transaction in Own Shares

APPENDIX 1 (continued)

Date of Announcement	Headline of Announcement at London Stock Exchange
04 April 2006	Transaction in Own Shares
03 April 2006	Transaction in Own Shares
03 April 2006	Additional Listing
31 March 2006	Transaction in Own Shares
30 March 2006	Holding(s) in Company
30 March 2006	Transaction in Own Shares
30 March 2006	Disposal
29 March 2006	Transaction in Own Shares
28 March 2006	Holding(s) in Company
28 March 2006	Transaction in Own Shares
28 March 2006	Merger Update
27 March 2006	Transaction in Own Shares
24 March 2006	Transaction in Own Shares
23 March 2006	Transaction in Own Shares
22 March 2006	Transaction in Own Shares
21 March 2006	Transaction in Own Shares
20 March 2006	Transaction in Own Shares
17 March 2006	Holding(s) in Company
16 March 2006	Transaction in Own Shares
15 March 2006	Transaction in Own Shares
14 March 2006	Transaction in Own Shares
14 March 2006	Holding(s) in Company
14 March 2006	Holding(s) in Company
13 March 2006	Transaction in Own Shares
13 March 2006	Interim Report and Accounts
10 March 2006	Transaction in Own Shares
09 March 2006	Transaction in Own Shares
08 March 2006	Transaction in Own Shares
07 March 2006	Transaction in Own Shares
06 March 2006	Transaction in Own Shares
06 March 2006	Disposal
03 March 2006	Transaction in Own Shares
03 March 2006	Director/PDMR Shareholding
28 February 2006	Holding(s) in Company
28 February 2006	Holding(s) in Company
27 February 2006	Holding(s) in Company
24 February 2006	Holding(s) in Company
24 February 2006	Holding(s) in Company
23 February 2006	Interim Results - Part 4 of 4
23 February 2006	Interim Results - Part 3 of 4
23 February 2006	Interim Results - Part 2 of 4
23 February 2006	Interim Results - Part 1 of 4
16 February 2006	Holding(s) in Company
13 February 2006	Merger Update
10 February 2006	Holding(s) in Company

APPENDIX 1 (continued)

Date of Announcement	Headline of Announcement at London Stock Exchange
09 February 2006	Holding(s) in Company
09 February 2006	Additional Listing
07 February 2006	Holding(s) in Company
07 February 2006	Holding(s) in Company
30 January 2006	Holding(s) in Company
20 January 2006	Holding(s) in Company
20 January 2006	Holding(s) in Company
10 January 2006	Holding(s) in Company
10 January 2006	Holding(s) in Company
09 January 2006	Merger Update
09 January 2006	Holding(s) in Company
09 January 2006	Holding(s) in Company
06 January 2006	Holding(s) in Company
06 January 2006	Holding(s) in Company
06 January 2006	Holding(s) in Company
03 January 2006	Holding(s) in Company
03 January 2006	Holding(s) in Company
29 December 2005	Disposal
23 December 2005	Confirmation from UK Panel
21 December 2005	Disposal
19-December 2005	Holding(s) in Company
19 December 2005	Holding(s) in Company
16 December 2005	Director's Interest
16 December 2005	Statement re: IFRS
16 December 2005	AUSDOC completion
15 December 2005	Holding(s) in Company
14 December 2005	Holding(s) in Company
13 December 2005	Holding(s) in Company
13 December 2005	Holding(s) in Company
12 December 2005	Holding(s) in Company
12 December 2005	Directorate Change
09 December 2005	Holding(s) in Company
09 December 2005	Holding(s) in Company
07 December 2005	Holding(s) in Company
06 December 2005	Holding(s) in Company
05 December 2005	Holding(s) in Company
02 December 2005	Holding(s) in Company
01 December 2005	Holding(s) in Company
01 December 2005	Holding(s) in Company
01 December 2005	Holding(s) in Company
01 December 2005	Holding(s) in Company
01 December 2005	Holding(s) in Company
29 November 2005	Holding(s) in Company
29 November 2005	AUSDOC update on acquisition
29 November 2005	On-market share buybacks

APPENDIX 1 (continued)

Date of Announcement	Headline of Announcement at London Stock Exchange
29 November 2005	Restructure Proposals
22 November 2005	Holding(s) in Company
21 November 2005	Doc re. AGM Resolutions/UKLA
21 November 2005	Holding(s) in Company
21 November 2005	Holding(s) in Company
17 November 2005	Holding(s) in Company
17 November 2005	Holding(s) in Company
14 November 2005	Director/PDMR Shareholding
11 November 2005	Directorate Change
11 November 2005	Result of AGM
11 November 2005	AGM Statement
31 October 2005	Director/PDMR Shareholding
27 October 2005	Director/PDMR Shareholding
25 October 2005	AGM Statement
25 October 2005	Trading Statement
24 October 2005	Holding(s) in Company
24 October 2005	Director/PDMR Shareholding
24 October 2005	Director/PDMR Shareholding
24 October 2005	Director/PDMR Shareholding
24 October 2005	Director/PDMR Shareholding
24 October 2005	Director/PDMR Shareholding
24 October 2005	Director/PDMR Shareholding
24 October 2005	Director/PDMR Shareholding
24 October 2005	Director/PDMR Shareholding
24 October 2005	Director/PDMR Shareholding
24 October 2005	Director/PDMR Shareholding
21 October 2005	Director/PDMR Shareholding
21 October 2005	Director/PDMR Shareholding
13 October 2005	Acquisition and Disposal
11 October 2005	Blocklisting Interim Review
10 October 2005	Holding(s) in Company
06 October 2005	Holding(s) in Company
30 September 2005	Holding(s) in Company
27 September 2005	Blocklisting Interim Review
26 September 2005	Additional Listing
21 September 2005	Holding(s) in Company
20 September 2005	Holding(s) in Company
20 September 2005	Disposal
14 September 2005	Annual Report and Accounts
08 September 2005	Holding(s) in Company
07 September 2005	Holding(s) in Company
06 September 2005	Brambles management changes

APPENDIX 2

Companies House

Date of Filing	Brief Description of Document Filed
28 September 2006	Form 288 (c) – Director's Particulars Changed
18 September 2006	Forms 88 (2) – Returns of Allotment of Shares
07 September 2006	Interim Accounts made up to 22 August 2006
18 August 2006	Forms 88 (2) – Returns of Allotment of Shares
17 August 2006	Form 288 (c) – Change of Particulars of Secretary
17 August 2006	Forms 169 – Purchase by Company of Own Shares
11 August 2006	Forms 88 (2) – Returns of Allotment of Shares
22 June 2006	Form 288 (a) – Appointment of Director
21 June 2006	Forms 288 (a) – Appointments of Directors
21 June 2006	Forms 169 – Return by a company purchasing its own Shares
19 June 2006	Forms 88 (2) – Returns of Allotment of Shares
07 June 2006	Forms 88 (2) – Returns of Allotment of Shares
22 May 2006	Forms 169 – Return by a company purchasing its own Shares
13 April 2006	Forms 169 – Return by a company purchasing its own Shares
06 April 2006	Forms 169 – Return by a company purchasing its own Shares
03 April 2006	Form 288 (c) – Change of Particulars of Director
03 April 2006	Forms 88 (2) – Returns of Allotment of Shares
03 March 2006	Interim Accounts made up to 28 February 2006
21 February 2006	Form 88 (2) – Return of Allotment of Shares
20 February 2006	Form 363 – Annual Return
07 February 2006	Forms 88 (2) – Returns of Allotment of Shares
27 January 2006	Forms 88 (2) – Returns of Allotment of Shares
03 January 2006	Forms 88 (2) – Returns of Allotment of Shares
20 December 2005	Amended Accounts made up to 30 June 2005
20 December 2005	Form 88 (2) – Return of Allotment of Shares
19 December 2005	Form 288 (a) – Appointment of Director
09 December 2005	Form 88 (2) – Return of Allotment of Shares
06 December 2005	Resolutions of Members
17 November 2005	Form 288 (b) – Resignation of Director
03 November 2005	Form 88 (2) – Return of Allotment of Shares
11 October 2005	Forms 88 (2) – Returns of Allotment of Shares
04 October 2005	Forms 88 (2) – Returns of Allotment of Shares
16 September 2005	Form 288 (c) – Change of Particulars of Director
15 September 2005	Forms 88 (2) – Returns of Allotment of Shares
06 September 2005	Form 288 (a) – Appointment of Director

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

27 September 2006

11) Date company informed

2 October 2006

12) Total holding following this notification

17,471,938

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when

calculating percentage)

Holding below 3.00%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson - 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification: 2 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC AND BRAMBLES INDUSTRIES LIMITED

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

ALFREDO TRUJILLO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC AND BRAMBLES INDUSTRIES LIMITED

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ALFREDO TRUJILLO

8. State the nature of the transaction

VESTING AND EXERCISE OF PERFORMANCE SHARE RIGHTS

9. Number of shares, debentures or financial instruments relating to shares acquired

970,026 (488,513 IN BRAMBLES INDUSTRIES PLC, 488,513 IN BRAMBLES INDUSTRIES LIMITED)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.05% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 0.07% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.05% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

NIL

14. Date and place of transaction

21 SEPTEMBER 2006, SYDNEY & LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING OF 488,513 ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, BEING 0.05% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 493,513 ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC BEING 0.07% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.05% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

16. Date issuer informed of transaction

25 SEPTEMBER 2006, SYDNEY & LONDON

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 2 OCTOBER 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC AND BRAMBLES INDUSTRIES LIMITED

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

DAVID A. MEZZANOTTE, JR.

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC AND BRAMBLES INDUSTRIES LIMITED

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID A. MEZZANOTTE, JR.

8. State the nature of the transaction

VESTING AND EXERCISE OF PERFORMANCE SHARE RIGHTS

9. Number of shares, debentures or financial instruments relating to shares acquired

533,188 (266,594 IN BRAMBLES INDUSTRIES PLC, 266,594 IN BRAMBLES INDUSTRIES LIMITED)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.027% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 0.039% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.032% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

NIL

14. Date and place of transaction

21 SEPTEMBER 2006, SYDNEY & LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING OF 284,376 ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, BEING 0.029% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 284,376 ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC BEING 0.042% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.034% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

16. Date issuer informed of transaction

25 SEPTEMBER 2006, SYDNEY & LONDON

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 2 OCTOBER 2006

END

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Merrill Lynch & Co., Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Merrill Lynch Investment Managers Limited,
Merrill Lynch & Co., Inc and Merrill Lynch Group, Inc.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

13 September 2006

11) Date company informed

21 September 2006

12) Total holding following this notification

77,798,680

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

11.60%

14) Any additional information

See below

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

Date of notification: 21 September 2006

Details of Registered Holders

Merrill Lynch & Co., Inc	76,386,187
Merrill Lynch Group, Inc	792,037
Nutraco Nominees Limited	620,456
Total	77,798,680

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

14 September 2006

11) Date company informed

18 September 2006

12) Total holding following this notification

32, 238,267

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

4.81%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson – Assistant Secretary
Date of notification: 19 September 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

JP Morgan Securities Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

JP Morgan Securities Limited

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not disclosed

11) Date company informed

19 September 2006

12) Total holding following this notification

23,818,216

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when

calculating percentage)

3.55%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson - 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification: 19 September 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Credit Suisse Securities (Europe) Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Credit Suisse Securities (Europe) Limited

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse Securities (Europe) Limited – 42,574,276 shares

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

14 September 2006

11) Date company informed

18 September 2006

12) Total holding following this notification

42,574,276 shares

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

6.36%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson – Assistant Secretary

Date of notification: 18 September 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Credit Suisse Securities (Europe) Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Credit Suisse Securities (Europe) Limited

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse Securities (Europe) Limited – 47,225,111 shares

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

13 September 2006

11) Date company informed

15 September 2006

12) Total holding following this notification

47,225,111 shares

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

7.06%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson – Assistant Secretary

Date of notification: 15 September 2006

Brambles Industries plc
Company Number 4134697

15 September 2006

2006 Annual Report

Copies of the following documents relating to Brambles Industries plc have been submitted to the UK Listing Authority:

- Annual Report for the year ended 30 June 2006

- Notice of 2006 Annual General Meeting, containing Chairman's letter to shareholders

- Proxy Card

where they will be available for inspection shortly at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000

The 2006 Annual Report for the Brambles Group is available on the Brambles website www.brambles.com

The Annual Report will be sent to Brambles shareholders from Monday, 18 September 2006.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Goldman Sachs Group, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The Goldman Sachs Group, Inc., through its subsidiary companies

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

12 September 2006

11) Date company informed

14 September 2006

12) Total holding following this notification

22,058,058

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

3.30%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

Date of notification: 14 September 2006

Details of Registered Holders

Goldman Sachs International	22,003,058
Goldman Sachs Securities (Nominees) Limited	55,000
Total	22,058,058

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES LIMITED

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH BOTH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

CRAIG ANDREW VAN DER LAAN DE VRIES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

CRAIG ANDREW VAN DER LAAN DE VRIES

8. State the nature of the transaction

VESTING AND EXERCISE OF OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

272,662

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.028% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 0.040% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.016% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

NIL

14. Date and place of transaction

12 SEPTEMBER 2006, SYDNEY

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING OF 687,488 ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, BEING 0.071% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 0.101% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC REPRESENTING 0.042% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

16. Date issuer informed of transaction

13 SEPTEMBER 2006, SYDNEY

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification
N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 13 SEPTEMBER 2006

END

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

ABN AMRO BANK N.V. London Branch

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

ABN AMRO BANK N.V. London Branch

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

12 September 2006

11) Date company informed

13 September 2006

12) Total holding following this notification

38,811,752

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

5.80%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

Date of notification: 13 September 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG, and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Deutsche Bank AG, and its subsidiary companies

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

13 September 2006

12) Total holding following this notification

69,305,608

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

10.36%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

Date of notification: 13 September 2006

Details of Registered Holders

Deutsche Bank AG London	69,006,915
Deutsche Asset Management Investmentgesellschaft mbH	204,066
Deutsche Asset Management (Japan) Limited	649
Deutsche Asset Management Inc	21,737
DWS Investment GmbH	66,000
DWS (Austria) Investmentgesellschaft mbH	6,241
Total	69,305,608

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC, through its legal entities listed below

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

4 September 2006

11) Date company informed

8 September 2006

12) Total holding following this notification

21,663,636

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when

calculating percentage)

3.24%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson - 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification: 8 September 2006

Details of Legal Entities

Barclays Capital Securities Ltd	6,516,067
Barclays Global Investors Australia Ltd	58,376
Barclays Capital Inc	71,073
Gerrard Ltd	190,934
Barclays Global Investors Canada Ltd	55,225
Barclays Global Investors Japan Trust	802,290
Barclays Global Investors, N.A.	4,746,545
Barclays Global Investors Japan Ltd	72,855
Barclays Global Investors Ltd	5,680,752
Barclays Life Assurance Co Ltd	897,142
Barclays Global Fund Advisors	2,542,057
Barclays Bank Trust Company Ltd	30,320
Total	21,663,636

Details of Registered Holders

Bank of New York	51,271
Barclays Capital Nominees Ltd	6,587,140
Barclays Global Investors Canada	55,225
Barclays Trust Co & Others	7,866
Barclays Trust Co R69	22,454
Chase Nominees Ltd A/C 16376	330,785
Chase Nominees Ltd A/C 28270	228,948
Investors Bank and Trust Co	6,842,808
JP Morgan (BGI Custody) A/C 16331	168,999
JP Morgan (BGI Custody) A/C 16338	42,521
JP Morgan (BGI Custody) A/C 16341	365,390
JP Morgan (BGI Custody) A/C 16342	91,284
JP Morgan (BGI Custody) A/C 16400	5,320,617
JP Morgan (BGI Custody) A/C 18408	29,350
JP Morgan Chase Bank	937,628
Mellon Trust – US Custodian	26,873
Mitsui Asset	11,368
R C Greig Nominees Ltd	141,442
R C Greig Nominees Ltd A/C AK1	42,151
R C Greig Nominees Ltd A/C BL1	2,934
R C Greig Nominees Ltd A/C GP1	4,407

State Street Boston	345,749
Trust & Custody Services Bank	6,426
Total	21,663,636

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

UBS AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

1 September 2006

11) Date company informed

6 September 2006

12) Total holding following this notification

40,384,338

13) Total percentage holding of issued class following this notification (any treasury shares

held by company should not be taken into account when calculating percentage)

6.04%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

Date of notification: 6 September 2006

Details of Registered Holders

UBS Global Asset Management (Life) Ltd	1,154,915
UBS AG London Branch	38,429,423
UBS Securities Australia Ltd	800,000
Total	40,384,338